July 31, 2024

I-Fa Chang
Chief Executive Officer
Aimfinity Investment Corp. I
221 W 9th St, PMB 235
Wilmington , Delaware

       Re: Aimfinity Investment Corp. I
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-41361
Dear I-Fa Chang :

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Ze'-ev D. Eiger, Esq